EXHIBIT 4.4

ENGLISH TRANSLATION

EMPLOYMENT CONTRACT

between

Kjell E. Jacobsen (“Jacobsen”)

and

SMEDVIG asa

1.	As of June 17, 2002, Jacobsen is employed as Chief Executive Officer of Smedvig asa on the terms and conditions set forth in this Agreement.

2.	As Chief Executive Officer of Smedvig, Jacobsen is responsible for the company’s day-to-day management in accordance with the Norwegian Companies Act and in accordance with the guidelines and instructions issued by the Board.

The Chief Executive Officer shall represent the company externally in matters within his area of responsibility and authority in accordance with the Norwegian Companies Act and this Agreement.

3.	In his capacity as Chief Executive Officer of Smedvig asa, Jacobsen shall be entitled to a salary of NOK 2,000,000 per annum, regulated on December 24, 2001. The salary shall be adjusted annually by August 31 and be effective as of July 1 the same year. The first adjustment shall be made prior to August 31, 2002.

4.	Jacobsen shall be entitled to an annual bonus payment amounting to up to 50% of the salary he is entitled to under Section 3 of this Agreement. The performance targets that shall be reached to obtain the bonus shall be agreed upon with the Chairman of the Board annually after the Board’s handling of the budget for the following year (i.e., near Christmas). Necessary details of the bonus agreement will be specified in a separate agreement. The bonus may vary from year to year and will be determined after discussions between Jacobsen and the Chairman of the Board. It is understood between the parties that the bonus shall be earned for exceptional results and therefore shall be determined so as to be “to stretch for”. The bonus will be paid on June 1 the year after it was earned, after discussions between the Chairman of the Board and Jacobsen (by Easter) if Jacobsen is still employed by Smedvig asa.

5.	Jacobsen shall, in addition to being Chief Executive Officer of Smedvig asa, be a member of the board or chairman in subsidiaries of Smedvig asa or in companies in which Smedvig asa has an ownership interest. Jacobsen shall not be entitled to any additional compensation for such appointments. Which companies are concerned shall be agreed between Jacobsen and the Board of Smedvig asa.

6.	It is understood that Jacobsen shall dedicate his full attention and working capacity to the companies’ interests. Nevertheless, he may accept honorary positions within trade and/or politics if this does not conflict with the interests of the company. It is understood that he, in case of doubt, will confer with the Chairman of the Board of Smedvig asa.

7.	Benefits: Free company car;

            Free telephone and mobile phone;

            Necessary subscriptions to newspapers and trade papers;

            Necessary membership fees; and

            Home office.

Jacobsen is responsible for paying the taxes, if any, resulting from the benefits under Section 7.

8.	Jacobsen shall obtain approval from the Chairman of the Board when acquiring a new company car.

9.	Jacobsen shall be a member of the at each time applicable general insurance and pension plans provided for the company’s staff.

10.	The age limit for the position as Chief Executive Officer is 60 years. From 55 years of age, Jacobsen may request transfer to another position within the company. The salary after a transfer to a new position (from 55 years, but no later than the age of 60 years) and up to actual retirement age shall be agreed between the Chairman of the Board and Jacobsen. The salary shall not be less than 50% and no more than 75% of the salary at the time of the transfer to the new position. Other terms, including revised bonus scheme, if any, shall be agreed between Jacobsen and the Chairman of the Board. The age limit for the right and obligation to work is 65 years. Between 65 and 67 years of age, the company will pay salary as retirement benefit. Any bonus in accordance with Section 4 will cease at the age limit of 55 or 60 years (cf. above), except for such bonus earned at that time.

11.	Jacobsen may not use or disclose to unauthorized persons any company or trade secrets which he has received knowledge or possession of during his employment for the company. This also applies to estimates, technical drawings, calculations, descriptions, software etc.

Unauthorized persons also include employees of the company that do not need or use such information for his/her work.

Upon resignation from the company, Jacobsen shall on demand sign a statement that he neither possesses nor has disclosed to unauthorized persons such documentation as stated above and that he has not disclosed information of such documentation or company secrets or trade secrets to unauthorized persons.

The above provisions shall not prevent Jacobsen from utilizing, after resignation, the common knowledge and experience of technical or commercial expertise that he has obtained during his employment.

Jacobsen is aware that a breach of the confidentiality obligations, whether during or after the termination of his employment, may result in criminal liability and/or liability for damages.

12.	The employment may be terminated by either Smedvig asa or Jacobsen by giving 12 months written notice. In case of termination, the parties agree that they shall to the extent possible minimize the disturbance to either party during the period of notice.

13.	In the event of termination of the employment by either party, Jacobsen may not during a period of 12 months start up a business which competes with the business of the company. During the same time period, he may further not acquire a majority of the shares in any limited liability company conducting competing business.

In the event of the company giving notice to Jacobsen (or him being requested to give notice by the Chairman of the Board) for other reasons than negligence on the part of Jacobsen, Jacobsen shall, in addition to the notice period set forth in Section 12, be entitled to salary and other benefits applicable at such time for a period of 12 months (12 + 12 months). Bonus payments bonus shall only be made to the extent that they were earned at the time of notice.

In a situation as set out above, the parties shall enter into an agreement regulating the circumstances surrounding the termination, such as announcements to media etc.

14.	In the event of notice in accordance with Section 12 or 13, the parties undertake to observe confidentiality regarding the circumstances resulting in the notice. The Chairman of the Board shall draft, together with Jacobsen, a statement to be used for information of the company’s employees and surroundings etc.

If the company and Jacobsen are unable to agree on the wording of the statement, the company shall, through the Chairman of the Board, issue a statement that “Chief Executive Officer Jacobsen leaves his position in Smedvig asa after reaching a mutual agreement”.

Neither Jacobsen nor the company shall be entitled to comment on the statement without a separate agreement between the parties.

15.	The parties will seek to resolve amicably any dispute relating to the interpretation of this Agreement or the relations between them. In the event the parties cannot reach an amicable solution, the dispute shall be resolved by arbitration in accordance with the Norwegian Administration of Justice Act, Chapter 32.

Where the amount in dispute does not exceed NOK 100,000, the dispute shall be resolved by a single arbitrator, who shall be a lawyer.

16.	If Jacobsen should pass away before the age of 60 years, his surviving spouse shall be guaranteed a death risk payment equal to three times the annual salary at the time of death.

17.	In his capacity as Chief Executive Officer, Jacobsen will be appointed as the company’s representative in Norwegian Shipowners’ Association(Norges Rederiforbund) and the Employers’ Organization for Ships and Offshore Installations (Arbeidsgiverforeningen for skip og borerigger).

18.	Jacobsen will participate in the company’s option program. The details of this program shall be agreed between the Chairman of the Board and Jacobsen.

Stavanger, June 24, 2002

/s/ PETER T. SMEDVIG	/s/ KJELL E. JACOBSEN
Smedvig asa Peter T. Smedvig	Kjell E. Jacobsen